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                             September 10, 2020

       George Syllantavos
       Co-Chief Executive Officer, Chief Financial Officer, and Director Growth Capital Acquisition Corp.
       The Chrysler Building
       405 Lexington Avenue
       New York, NY 10174

                                                        Re: Growth Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 18,
2020
                                                            File No. 333-248087

       Dear Mr. Syllantavos:

              We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 18, 2020

       Risk Factors
       Compliance obligations under the Sarbanes-Oxley Act may make it more difficult ..., page 62

   1.                                                   You disclose that
Section 404 of the Sarbanes-Oxley Act requires you to evaluate and report on your system
of internal controls beginning with your annual report on Form 10-
                                                        K for the year ending
December 31, 2021; however, we note your fiscal year ends on
                                                        March 31 and we note
you disclose on page 108 that you will be required to evaluate internal control
procedures for the fiscal year ending March 31, 2022. Please revise your disclosure to correct
this discrepancy.
 George Syllantavos
FirstName LastNameGeorge    Syllantavos
Growth Capital Acquisition Corp.
Comapany 10,
September NameGrowth
              2020      Capital Acquisition Corp.
September
Page 2    10, 2020 Page 2
FirstName LastName
Dilution, page 71

2. You appropriately disclose on page 71 that your net tangible book value at June 30, 2020 was $(17,957); however, you disclose on page 72 that net tangible book value before the offering was $2,043. Please revise your disclosure to correct this discrepancy. In addition, we note your disclosures related to the private placement stockholders on page
         72 appear to exclude the shares of Class B common stock that they recently acquired.
         Please clarify or revise your disclosures. Please also revise your disclosures on pages 16 and F-11 to explain why the sponsor forfeited 2,833,333 shares of Class B common stock to the company for no consideration on August 14, 2020 and why the private placement stockholders each purchased 1,379,167 shares of Class B common stock from the company for an aggregate purchase price of $4 million.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 74

3. You disclose on page 75 that deferred offering costs were $0 as of June 30, 2020;
         however, based on your balance sheet on page F-3, we note you recorded deferred offering costs of $20,000 as of June 30, 2020. Please correct your disclosures here and on page 34 to agree with your balance sheet.
Exclusive forum for certain lawsuits, page 134

4. We note that your provision states that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction for any action arising under the Securities Act. However, this is inconsistent with your disclosure that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Please revise your disclosure here and on page 63.
Experts, page 153

5. We note your response to prior comment 1; however, we note compliance with Item 304
         of Regulation S-K is required "if during the registrant   s two most
recent fiscal years or
         any subsequent interim period, an independent accountant who was previously engaged as
         the principal accountant to audit the registrant   s financial
statements has resigned (or
         indicated it has declined to stand for re-election after the completion of the current audit)
         or was dismissed." Since the change in your auditor occurred on August 5, 2019, it continues to appear to us that you are required to comply with Item 304 of Regulation S-K in the current registration statement as the disclosure requirement is based on the date that the change in auditor occurred rather than the date of its audit report or the date of the financial statements it audited.
Financial Statements, page F-1
 George Syllantavos
Growth Capital Acquisition Corp.
September 10, 2020
Page 3
6. We note that you provided interim financial statements for the three months ended June
      30, 2020. Please also provide comparable interim financial statements for the three months ended June 30, 2019 as required by Rule 8-03 of Regulation S-X.
Note 2 - Summary of Significant Accounting Policies
Subsequent Events, page F-10

7. We note that you evaluated subsequent events that occurred through the date the financial statements were issued. Please revise your disclosure to disclose also the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameGeorge Syllantavos
                                                           Division of
Corporation Finance
Comapany NameGrowth Capital Acquisition Corp.
                                                           Office of
Manufacturing
September 10, 2020 Page 3
cc:       Jeffrey W. Rubin, Esq.
FirstName LastName